Law Department
The Lincoln National Life Insurance Company
One Granite Place
Concord, NH 03301

Ronald R. Bessette, Counsel
Phone: 603-229-6140
Fax: 603-226-5448
Ronald.Bessette@LFG.com

VIA FEDERAL EXPRESS

May 25, 2010

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:       The Lincoln National Life Insurance Company
Request Pursuant to Rule 485(b)(1)(vii)
Prospectus Template and Replicate Filings

Dear Mr. Kotapish:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (“LNL”) and Lincoln Life & Annuity Company of New York (together with LNL, the “Companies”) respectfully request the approval of the Commission to file certain post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through separate accounts of the Companies (the “Replicate Filings”) under paragraph (b) of Rule 485.

LNL filed, on May 24, 2010, under Rule 485(a)(1) of the 1933 Act, the following “template” or model variable annuity filing as described below:

•	Lincoln Life Variable Annuity Account N, File No. 333-61554 (the “Template Filing”).

In connection with this request, the Companies confirm that:

•
The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filings; each Replicate Filing will be sufficiently identical to the Template Filing to make this request under Rule 485(b)(1)(vii) appropriate.

•
Because the Replicate Filings are substantially identical to the Template Filing, the Companies will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

•	The Replicate Filings will effectively incorporate changes made to the disclosure included in the Template Filing in response to any Staff comments thereon.

•	No Replicate Filing will include changes that would otherwise render it ineligible for filing under Rule 485(b).

Disclosure Changes

The Template Filing reflects the addition of Lincoln Lifetime IncomeSM Advantage 2.0.

Lincoln Lifetime IncomeSM Advantage 2.0. The Lincoln Lifetime IncomeSM Advantage 2.0 is a Living Benefit rider that provides:
•	Annual withdrawals up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base;
•	A 5% Enhancement to the Income Base if greater than an Automatic Annual Step-up so long as no withdrawals are made in that year and the rider is within a ten-year Enhancement period;
•	Automatic Annual Step-ups to the Contract value if the Contract value is equal to or greater than the Income Base after the 5% Enhancement;
•	Age-based increases to the Guaranteed Annual Income amount (after reaching a new age-band and after an Automatic Annual Step-up).

The rider will be available for purchase beginning August 30, 2010, depending on SEC and state approval. The Lincoln Lifetime IncomeSM Advantage rider will no longer be available for purchase once the rider has received state approval.

There are no differences between the Template Filing and the Replicate Filings under Lincoln National Variable Annuity Account C, Lincoln National Variable Annuity Account E, Lincoln National Variable Annuity Account H, and Lincoln Life Variable Annuity Account N.

The only differences between the Template Filing and the Replicate Filings under Lincoln Life & Annuity Variable Annuity Account H and Lincoln New York Account N for Variable Annuities (the “New York Replicate Filings”) are:

•
The maximum issue age for the New York Replicate Filings is age 75 for qualified contracts and age 85 for nonqualified contracts. The maximum issue age for the Template Filing is age 85 for both qualified and nonqualified contracts.

•
Owners of qualified contracts under the New York Replicate Filings must elect i4LIFE® Advantage with Guaranteed Income Benefit (version 4) prior to the contractowners 86th birthday. If i4LIFE® Advantage is not elected, the Lincoln Lifetime IncomeSM Advantage 2.0 rider will automatically terminate on the contractowners 86th birthday. Under the Template Filing, owners of qualified contracts must elect i4LIFE® Advantage with Guaranteed Income Benefit prior to the contractowners 80th birthday, and the rider will not terminate if i4LIFE® Advantage is not elected.

•
Owners of nonqualified contracts under the New York Replicate Filings must elect i4LIFE® Advantage with Guaranteed Income Benefit prior to the contractowners 99th birthday. If i4LIFE® Advantage is not elected, the Lincoln Lifetime IncomeSM Advantage 2.0 rider will automatically terminate on the contractowners 99th birthday. Under the Template Filing, owners of nonqualified contracts must elect i4LIFE® Advantage with Guaranteed Income Benefit prior to the contractowners 95th birthday, and the rider will not terminate if i4LIFE® Advantage is not elected.

•
Under the New York Replicate Filings, if the contractowner transitions to i4LIFE® Advantage  85 (qualified contracts) or 99 (nonqualified contracts), the initial Guaranteed Income Benefit will equal the current Guaranteed Annual Income amount in Lincoln Lifetime IncomeSM Advantage 2.0.

The Companies propose to add the above disclosure to the next amendment to the following Replicate Filings:

Lincoln National Variable Annuity Account C
•	File No. 033-25990
•	File No. 333-68842
Lincoln National Variable Annuity Account E
•	File No. 033-26032
Lincoln National Variable Annuity Account H
•	File No. 033-27783
•	File No. 333-18419
•	File No. 333-35784
•	File No. 333-61592
•	File No. 333-63505
•	File No. 333-135219
Lincoln Life Variable Annuity Account N
•	File No. 333-40937
•	File No. 333-36316
•	File No. 333-138190
•	File No. 333-135039
•	File No. 333-149434
Lincoln Life & Annuity Variable Annuity Account H
•	File No. 333-141756
•	File No. 333-141758
•	File No. 333-141763
•	File No. 333-141766
•	File No. 333-141754
Lincoln New York Account N for Variable Annuities
•	File No. 333-145531
•	File No. 333-141752
•	File No. 333-141757
•	File No. 333-141759
•	File No. 333-141762
•	File No. 333-149449

*      *      *

We understand that the Commission Staff will respond orally to this request.  Please direct your reply to the undersigned at (603) 229-6140.  Thank you for your assistance with and attention to this matter.

Sincerely,

Ronald R. Bessette
Senior Counsel

c:           Ellen Sazzman, Esq.